SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

Commission File Number   1-6026

The Midland Company
(Exact name of registrant as specified in its charter)

7000 Midland Boulevard, Amelia, Ohio 45102-2607 (513) 943-7100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

none
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Midland Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE MIDLAND COMPANY

Date: April 3, 2008	By:	/s/ W. Todd Gray
W. Todd Gray
Executive Vice President and
Chief Financial Officer